General American Investors Company, Inc.

100 Park Avenue, New York, NY 10017 Phone: (212) 916-8400 FAX: (212) 916-8490

March 31, 2017

Ms. Christina DiAngelo Fettig
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, NE
Washington DC, 20549-4720

Dear Ms. Fettig:

Thank you for contacting me by telephone on March 17, 2017 regarding your observations and comments concerning a periodic review performed by the United States Securities and Exchange Commission (the “SEC”) of the December 31, 2016 annual report and related Form N-CSR filing for General American Investors Company, Inc. (the “Company”).

In addition to items which were discussed during our telephone conversation, seven items were conveyed to us orally and are to be addressed via a formal response through a “Correspondence” filing with the SEC. Accordingly, we wish to delineate those items along with our responses as follows:

Comment 1:

It was noted that the December 31, 2015 Form NSAR-B filing for the Company inadvertently included our independent public accountant’s annual audit opinion as the attached exhibit in response to Sub-Item 77B. It was requested that this filing be amended to include the report of our independent public accountant’s concerning the Company’s system of internal accounting controls.

Response 1:

The Company agrees with the SEC’s observation and an amendment to the Company’s December 31, 2015 Form NSAR-B was filed with the SEC on March 21, 2017 containing the report of our independent public accountant on the Company’s system of internal accounting controls.

Comment 2:

It was noted that the December 31, 2016 Form N-CSR filing for the Company inadvertently included an incorrect website reference in Item 2. Code of Ethics. It was requested that this website reference be corrected in the next filing of Form N-CSRS as of June 30, 2017.

Response 2:

The Company agrees with the SEC’s observation that the website reference is incorrect in Item 2. Code of Ethics and will correct this website reference in the next filing of Form N-CSRS as of June 30, 2017. The incorrect reference is: http://www.generalamericaninvestors.com/governance/codeofethics.php. The correct reference is: http://www.generalamericaninvestors.com/governance/code-of-ethics.php.

Comment 3:

On page 10 of the Company’s December 31, 2016 annual report to shareholders as contained in the December 31, 2016 Form N-CSR filing with the SEC, it was noted that the specific share class of the

State Street Institutional Treasury Plus Money Market Fund was not included in the description of the security position. It was requested that in prospective reports and filings that the share class be identified in the security description.

Response 3:

The Company holds the Trust Class of the State Street Institutional Treasury Plus Money Market Fund and will include that additional descriptive information in prospective shareholder reports and filings.

Comment 4:

On page 11 of the Company’s December 31, 2016 annual report to shareholders as contained in the December 31, 2016 Form N-CSR filing with the SEC, it was noted that the financial statement line item, “Accrued preferred stock dividend not yet declared” of $219,955 was the same as in the prior year. Inquiries were posed as to: the rationale for the amount remaining the same year-over-year, if the liability had not been properly satisfied, and an explanation of how the amount is computed.

Response 4:

“Accrued preferred stock dividend not yet declared” of $219,955 represents seven days of preferred stock dividends/distributions which have been accrued but are unpaid between the close of the prior accrual period and year-end. This liability is current and the prior year liability of a similar amount was satisfied. Quarterly preferred stock dividends/distributions are paid one business day after the close of the accrual period. The amount is computed as follows: 7,604,687 preferred shares outstanding x $25.00 per share liquidation preference x 5.95% dividend/distribution rate x 7 calendar days since close of prior accrual period divided by 360 days per year = $219,955.

Comment 5:

It was noted that the financial statements contained in the December 31, 2016 annual report and Form N-CSR filing as of that date did not contain complete disclosure in accordance with FASB Accounting Standards Codification 815 on certain derivative instruments held, namely, purchased exchange traded equity options. Additionally, it was suggested that the financial statement footnotes were not sufficiently specific with respect to the intended purpose of transacting in purchased and written exchange traded equity options during the year.

Response 5:

In 2016, the Company took the view that the usage of purchased exchange traded options was immaterial and did not provide the disclosure indicated above. Prospectively, regardless of the volume of activity in purchased exchange traded equity options and other derivatives, the Company will comply with the financial statement disclosure specified in FASB Accounting Standards Codification 815 concerning purchased exchange traded equity options and other derivatives. The Company will add financial statement line items in the Statement of Operations concerning net realized gain (loss) on purchased option transactions and net change in unrealized appreciation (depreciation) on purchased options and will provide additional information on the level of purchased equity option activity in the footnotes to the financial statements during the period/year. The Company will also clarify the language in the financial statement footnotes concerning the intended purpose of transacting in purchased and written exchange traded equity options.

Comment 6:

It was noted that the financial statements contained in the December 31, 2016 annual report and Form N-CSR filing as of that date did not contain disclosure in accordance with FASB Accounting Standards Codification 825-10-50 concerning disclosure of the fair market value of the Company’s preferred stock outstanding.

Response 6:

The Series B Cumulative Preferred Stock (“Preferred Stock”) of the Company is a separate class of equity securities, it was issued in September 2003, and has been treated as a separate class of equity securities both from a financial statement perspective as well as from an operational perspective (e.g., pari passu treatment with common shares). The Preferred Stock has no mandatory call provisions and redemption of the Preferred Stock is only required in the event the Company does not meet the asset coverage requirements of Section 18 of the Investment Company Act of 1940 or certain limited requirements specified by Moody’s Investors Service, Inc. The Company believes that the exception with respect to disclosure of fair market value specified in FASB Accounting Standards Codification 825-10-15-5 and the Audit & Accounting Guide for Investment Companies dated May 1, 2016 in paragraph 7.100, sixth bullet point, is applicable to the Company.

Comment 7:

It was noted that the financial statements contained in the December 31, 2016 annual report and Form N-CRS filing as of that date did not contain a financial statement footnote concerning recent but, not yet effective, accounting pronouncements consistent with that specified in SEC Staff Accounting Bulletin 11, paragraph m.

Response 7:

The Company is cognizant of the requirements of SEC Staff Accounting Bulletin 11, paragraph m, and believes it is in compliance with the requirement. As of December 31, 2016 the Company did not believe that any pending accounting pronouncements would have other than an immaterial impact upon the Company (i.e., well less than $0.01 per share upon net asset value per share and only negligible, if any, additional financial statement disclosure). We believe the primary reason for this circumstance is that the Company is of a very traditional structure (i.e., closed-end internally managed investment company), with a standard investment objective, and management style which have not been the focus of the vast majority of recent accounting pronouncements.

The Company also understands that many registrants have taken the view to itemize all recent accounting pronouncements that are not as yet in effect, provide a summary of such pronouncement, and an affirmative statement that the registrant does not expect the new accounting standard to have a material effect upon its financial statements. The Company previously determined not to take this approach in order to improve the clarity and efficiency of its financial statements. Should it be believed that prospective accounting pronouncements will have other than an immaterial impact upon the Company’s financial statements, the appropriate financial statement footnote disclosure will be provided by the Company in the future.

Thank you for your thoughtful suggestions during this review process. If you have any further comments or questions, we will be happy to discuss them with you.

Very truly yours,

Eugene S. Stark
Vice President, Administration,
Principal Financial Officer, and
Chief Compliance Officer

cc:	Jeffrey W. Priest, President and Chief Executive Officer